Exhibit 4

DESCRIPTION OF CLASS A COMMON STOCK

General

The following is a description of the material terms and provisions of our common stock. It may not contain all the information that is important to you. You can access complete information by referring to our restated certificate of incorporation and bylaws.

Under our restated certificate of incorporation, we have authority to issue 120,000,000 shares of class A common stock, $0.10 par value per share, and 25,000,000 shares of class B common stock, $0.10 par value per share. As of January 22, 2023, 27,309,838 shares of class A common stock and 5,958,290 shares of class B common stock were issued and outstanding. All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. Thus, the full price for the outstanding shares of common stock will have been paid at issuance and any holder of our common stock will not be later required to pay us any additional money for such common stock.

Dividends

Subject to preferential rights of any other class or series of stock, the holders of shares of our class A common stock and our class B common stock are entitled to receive dividends, including dividends of our stock, as and when declared by our board of directors, subject to any limitations applicable by law and to the rights of the holders, if any, of our preferred stock. Whenever we pay any dividends, other than dividends of our stock, on our class A common stock, each share of class B common stock is entitled to receive a dividend at least equal to the dividend paid per share on our class A common stock and vice versa. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of class A common stock and class B common stock will receive dividends pro rata out of assets that we can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights

The holders of class A common stock have one vote per share and the holders of class B common stock have ten votes per share. Except as may be required by law and in connection with some significant actions, such as mergers, consolidations or amendments to our restated certificate of incorporation that affect the rights of stockholders, holders of our class A common stock and our class B common stock vote together as a single class. Each share of our class B common stock is convertible into one share of our class A common stock at any time at the holder’s option. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a plurality of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Transfer Agent and Registrar

The transfer agent for our class A common stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent for our class B common stock is Flowers and Manning, LLP.